TRILINC GLOBAL IMPACT FUND, LLC

1230 Rosecrans Avenue, Suite 605

Manhattan Beach, California 90266

April 19, 2024

VIA EDGAR AND EMAIL

Securities and Exchange Commission Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Messrs. Robert Arzonetti and Todd Schiffman

Re:	TriLinc Global Impact Fund, LLC Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-277157) Withdrawal of Acceleration Request

Dear Messrs. Arzonetti and Schiffman:

TriLinc Global Impact Fund, LLC (the “Issuer”) hereby respectfully requests withdrawal of its acceleration request filed with the Securities and Exchange Commission on April 17, 2024 relating to its Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-277157) (the “Registration Statement”). The Issuer is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact Alice L. Connaughton of Morrison & Foerster LLP, counsel to the Issuer, at 202-887-1567.

Very truly yours, TriLinc Global Impact Fund, LLC

By:	/s/ Gloria Nelund
Name: Gloria Nelund
Title: Chairman, Chief Executive Officer and President